Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2008-MTNDD208, Subject to Completion, Dated January 2, 2008)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon the Indian Rupee

Due January 2013

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 2, 2008

Principal-Protected Notes

Based Upon the Indian Rupee

Due January 2013

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this offering summary are defined in “Preliminary Terms” below.

How The Notes Work

Principal-Protected Notes Based upon the Indian Rupee Due January 2013 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. Additionally, the Notes bear interest at the rate of 2% per annum of the principal amount of the Notes, payable annually on the      day of each January, beginning on January     , 2009 and ending on the Maturity Date.

At maturity, the Notes will pay an amount that is based upon the Currency Return Percentage and the Participation Rate. The Currency Return Percentage will equal the percentage change of the value of the Indian rupee relative to the U.S. dollar, as measured by its exchange rate, from the Pricing Date to the Valuation Date. This investment allows investors to participate in the appreciation potential of the value of the Indian rupee relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Currency Return Amount, if any, which may be positive or zero. The Currency Return Amount will depend on the Currency Return Percentage and the Participation Rate. The Currency Return Percentage will equal the percentage change of the value of the Indian rupee relative to the U.S. dollar, as measured by its exchange rate, from the Pricing Date to the Valuation Date. The Participation Rate is expected to be approximately 125% to 145% (to be determined on the Pricing Date).

The change in the value of the Indian rupee is measured by the USDINR Exchange Rate. The USDINR Exchange Rate reflects the amount of Indian rupees that can be exchanged for one U.S. dollar. Thus, an increase in USDINR Exchange Rate means that the value of the Indian rupee has decreased. For example, if the USDINR Exchange Rate has increased from 25.00 to 50.00, it means the value of one Indian rupee (as measured against the U.S. dollar) has decreased from US$0.04 to US$0.02. Conversely, a decrease in the USDINR Exchange Rate means that the value of the Indian rupee has increased. Increases in the value of the Indian rupee relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the value of the Indian rupee will lead to a lower return on your Notes.

The Currency Return Amount will equal the product of (1) the principal amount of Notes held at maturity, (2) the Currency Return Percentage, and (3) the Participation Rate. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Indian rupee relative to the U.S. dollar, as measured by the USDINR Exchange Rate.

Type of Investor

These Notes may be an appropriate investment for investors who require regular fixed income payments since the Notes bear interest at the rate of 2% per annum, payable annually on the      day of each January, beginning on January     , 2009 and ending on the Maturity Date. These Notes may also be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis.

■	Investors expecting appreciation of the Indian rupee relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon the Indian Rupee Due January 2013
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	January , 2008
Issue Date:	January , 2008
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately five years after the Issue Date
Interest:	The Notes will bear interest at the rate of 2% per annum of the principal amount of the Notes, payable annually on the day of each January, beginning on January , 2009 and ending on the Maturity Date.
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Currency Return Amount, which may be positive or zero.
Currency Return Amount:	US$1,000 x Currency Return Percentage x Participation Rate, provided that the Currency Return Amount will not be negative.
Currency Return Percentage:	Starting Exchange Rate — Ending Exchange Rate Starting Exchange Rate
Participation Rate:	Approximately 125% to 145% (to be determined on the Pricing Date).
Starting Exchange Rate:	The USDINR Exchange Rate on the Pricing Date.
Ending Exchange Rate:	The USDINR Exchange Rate on the Valuation Date.
USDINR Exchange Rate:	The USDINR Exchange Rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Bloomberg on Page “NDFF,” or any substitute page, at 10:00 A.M. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned	Approximately $30 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Benefits of the Notes

■	Fixed Income

The Notes will pay interest at the rate of 2% per annum, payable annually on the      day of each January, beginning on January     , 2009 and ending on the Maturity Date.

■	Return Potential

The Currency Return Amount payable at maturity is based on the Currency Return Percentage and the Participation Rate, enabling you to participate in the potential increase in the value of the Indian rupee against the U.S. dollar during the term of the Notes without directly investing in the Indian rupee. If the Currency Return Percentage is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes and due to the Participation Rate, the return on the Notes will be approximately 125% to 145% (to be determined on the Pricing Date) of the return on an instrument directly linked to the Indian rupee’s exchange rate. However, if the Currency Return Percentage is less than or equal to zero, the payment you receive at maturity will equal only the amount of your initial investment in the Notes.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Indian rupee.

■	Diversification

The Notes are based on the performance of the Indian rupee and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Your Return on the Notes May be Limited to 2% Per Annum

The interest payable on the Notes will equal 2% per annum. If the Currency Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of the Indian rupee has increased relative to the U.S dollar at one or more times during the term of the Notes, but the value of the Indian rupee decreased

on the Valuation Date. In this case, your return on the Notes will be limited to 2% per annum.

■	Potential for a Lower Comparable Yield

The interest payable on the Notes will equal 2% per annum. As a result, if the Currency Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Indian rupee, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further,

Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Indian rupee or other instruments, such as options, swaps or futures, based upon the Indian rupee by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Indian Rupee and the USDINR Exchange Rate

General

The Notes pay an amount at maturity that will depend on the value of the percentage change in the value of the Indian rupee relative to the U.S. dollar from the Pricing Date to the Valuation Date.

The USDINR Exchange Rate is the foreign exchange spot rate that measures the relative value of the Indian rupee and the U.S. dollar. The USDINR Exchange Rate is expressed as the amount of Indian rupees that can be exchanged for one U.S. dollar. Thus, an increase in the value of the Indian rupee will cause a decrease in its exchange rate, while a decrease in the value of the Indian rupee will cause an increase in its exchange rate.

The Indian rupee is the official currency of the Republic of India.

We have obtained all information in this offering summary relating to the Indian rupee and the USDINR Exchange Rate from public sources, without independent verification. Currently, the USDINR Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the Indian rupee relative to the U.S. dollar, as measured by the USDINR Exchange Rate, will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the USDINR Exchange Rate, as reported by Bloomberg. The historical data on the USDINR Exchange Rate are not indicative of the future performance of the Indian rupee or what the value of the Notes may be. Any historical upward or downward trend in the USDINR Exchange Rate during any period set forth below is not an indication that the value of the Indian rupee relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	USDINR Exchange Rate
	High	Low
2002
Quarter
First	48.850	48.240
Second	49.060	48.800
Third	48.840	48.380
Fourth	48.450	47.960
2003
Quarter
First	48.020	47.500
Second	47.460	46.470
Third	46.480	45.720
Fourth	45.940	45.270
2004
Quarter
First	45.630	43.390
Second	46.200	43.560
Third	46.460	45.640
Fourth	45.920	43.580

	USDINR Exchange Rate
	High	Low
2005
Quarter
First	44.020	43.360
Second	43.830	43.300
Third	44.120	43.390
Fourth	46.330	44.090
2006
Quarter
First	45.050	44.070
Second	46.430	44.610
Third	46.950	45.860
Fourth	45.840	44.230
2007
Quarter
First	44.610	43.140
Second	43.150	40.450
Third	41.570	39.700
Fourth	39.850	39.270

The USDINR Exchange Rate appearing on Bloomberg on Page “NDFF” at 10 a.m. (New York City time) on December 31, 2007 was 39.41.

Historical Graphs

The following graphs show the daily values of the USDINR Exchange Rate in the period from January 2, 2002 through December 31, 2007 using historical data obtained from Bloomberg.

Past movements of the USDINR Exchange Rate are not indicative of future values of the Indian rupee.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Indian rupee. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: January 25, 2008

■	Issue Date: January 30, 2008

■	Principal amount: US$1,000 per Note

■	Interest: 2% per annum (or US$20 per Note per annum).

■	Starting Exchange Rate: 39.57

■	Participation Rate: 135%

■	Maturity Date: January 30, 2013

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Currency Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the Indian rupee and the calculation formula of the Currency Return Amount.

Example	Hypothetical Ending Exchange Rate	Hypothetical Currency Return Percentage(1)	Hypothetical Currency Return Amount(2)	Hypothetical Maturity Payment(3)	Hypothetical Note Return %(4)	Hypothetical Note Return % per annum(4)
1	64.55	-63.129%	$0.00	$1,000.00	10.00%	2.00%
2	52.50	-32.676%	0.00	1,000.00	10.00%	2.00%
3	47.55	-20.167%	0.00	1,000.00	10.00%	2.00%
4	40.00	-1.087%	0.00	1,000.00	10.00%	2.00%
5	37.86	4.321%	58.34	1,058.34	15.83%	3.17%
6	35.00	11.549%	155.91	1,155.91	25.59%	5.12%
7	32.00	19.131%	258.26	1,258.26	35.83%	7.17%
8	29.00	26.712%	360.61	1,360.61	46.06%	9.21%
9	25.00	36.821%	497.08	1,497.08	59.71%	11.94%
10	16.00	59.565%	804.13	1,804.13	90.41%	18.08%

(1)	Hypothetical Currency Return Percentage = [(Hypothetical Starting Exchange Rate – Hypothetical Ending Exchange Rate)/ Hypothetical Starting Exchange Rate]
(2)	Hypothetical Currency Return Amount = the greater of (US$1,000 x Hypothetical Currency Return Percentage x 135%) and $0.
(3)	Hypothetical Maturity Payment = US$1,000 + Hypothetical Currency Return Amount
(4)	Hypothetical Note Return % includes interest payment amount and Hypothetical Currency Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the annual coupon payments. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the USDINR Exchange Rate is not available on Bloomberg page “NDFF,” or any substitute pages thereto, the Calculation Agent may determine the USDINR Exchange Rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Currency Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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